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                                                                     Exhibit A5G


Rider--Guaranteed Continuation of Policy Agreement

The Penn Mutual Life Insurance Company agrees, subject to the provisions of this agreement, that the policy will not lapse while this agreement is in force.

This supplemental agreement is a part of the policy to which it is attached. It is subject to all of the provisions of the policy unless stated otherwise in this agreement.

Benefit--Penn Mutual agrees that this policy will remain in force, if the following conditions are satisfied:

(1) The Insured is alive;
(2) This agreement is in force;
(3) This policy has not been surrendered; and
(4) The Guaranteed Continuation of Policy Premium Requirement is satisfied.

Guaranteed Continuation of Policy Premium--The Guaranteed Continuation of Policy Premium is based on the issue age, death benefit option, other policy riders, and underwriting class of the Insured. It is shown on Page 3.

On any Monthly Anniversary that premiums are being deposited pursuant to a Disability Monthly Premium Deposit Agreement, the Guaranteed Continuation of Policy Premium is the Stipulated Premium as defined in that agreement.

Guaranteed Continuation of Policy Premium Requirement--The Guaranteed Continuation of Policy Premium Requirement on each Monthly Anniversary is satisfied if the sum of all premiums paid less any partial surrenders, policy loans and unpaid loan interest is greater than or equal to the cumulative monthly pro rata portion of the Guaranteed Continuation of Policy Premium.

Changes in Guaranteed Continuation of Policy Premium--The Guaranteed Continuation of Policy Premium may change if:

(1) The Specified Amount is changed.
(2) The Death Benefit Option is changed.
(3) A rider is added or deleted.
(4) The underwriting class is changed.

As a result of such change, an additional premium may be required on the date of change in order to meet the new Guaranteed Continuation of Policy Premium Requirement.

Monthly Deduction--While this agreement is in force, the Monthly Deduction under this policy will include the Monthly Deduction for this agreement. The Monthly Deduction for this agreement is the Cost of Insurance for this agreement.

Cost of Insurance--The Cost of Insurance for this agreement will equal $.01 for each $1,000 of Specified Amount.

Subaccount Restrictions--While this agreement is in force, transfers and allocations of net premiums to certain subaccounts may be restricted.

Expiration Date--This agreement will expire on the earlier of the following dates:

(1) the thirty-fifth anniversary of this policy; and
(2) the later of:
   (a) the anniversary of this policy nearest the Insured's 70th birthday, and
   (b) the tenth anniversary of this policy.

Grace Period--If on a Monthly Anniversary, the Guaranteed Continuation of Policy Premium Requirement is not satisfied, a grace period of 61 days will be allowed for the payment of a premium sufficient to keep this agreement in force.

Reinstatement--If this agreement terminates, it may not be reinstated.

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Termination--This agreement will terminate upon:

(a) the expiration of the grace period for this agreement if the required premium is not received;
(b) lapse of this policy;
(c) surrender of this policy;
(d) the date of death of the Insured;
(e) the expiration date of this agreement; or
(f) the Monthly Anniversary that coincides with or next follows (i) the receipt at the Home Office of a written request by the Owner to terminate this agreement, and (ii) the return of this policy for appropriate endorsement.

Date of Issue--The date of issue of this agreement is the same as the Date of Issue of this policy.


/s/ Robert E. Chappell
    ------------------------
    Chairman, President and
    Chief Executive Officer